Exhibit A
PRESS RELEASE -- December 26, 1996
REPUBLIC BANCSHARES, INC. AND F.F.O. FINANCIAL GROUP, INC.
IN COMBINATION DISCUSSIONS
Republic Bancshares, Inc., St. Petersburg, Florida ("Republic")
(Nasdaq: REPB) and F.F.O. Financial Group, Inc., St. Cloud, Florida ("FFO") (Nasdaq: FFFG) announced today they are engaged in discussions concerning the possible combination of the two companies.

John W. Sapanski, Chairman & CEO of Republic and James B. Davis, President and CEO of FFO, jointly stated that discussions are underway as to such a combination. No assurance can be given that a definitive agreement may be reached or that such a combination will be successfully consummated. Any transaction will be subject to board and shareholder approval by the parties, approval by various regulatory authorities, and receipt of fairness opinions by each companies' financial advisor.